Filed by Stifel Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: KBW, Inc.
Commission File No.: 001-33138

Final Transcript

Final Conference Call Transcript

November 5, 2012 / 8:30 a.m. EST - SF Q3 2012 Stifel Financial Earnings Conference Call / Stifel Financial and KBW Announce Strategic Merger

CORPORATE PARTICIPANTS

Ronald J. Kruszewski
Stifel Financial Corp. - Chairman, President and CEO

James M. Zemlyak
Stifel Financial Corp. - Senior Vice President and CFO

Thomas B. Michaud
KBW, Inc. - President and CEO

CONFERENCE CALL PARTICIPANTS

Devin Ryan
Sandler O'Neill - Analyst

Hugh Miller
Sidoti & Co. - Analyst

Chris Harris
Wells Fargo Securities - Analyst

Patrick O'Shaughnessy
Raymond James - Analyst

Alex Blostein
Goldman Sachs - Analyst

Glenn Schorr
Nomura - Analyst

Judy Delgado
Alpine Associates - Analyst

Tony Rainer
Cantor Fitzgerald - Analyst

Operator:

Good morning.  My name is Sarah, and I'll be your conference operator today.  At this time I would like welcome everyone to the Stifel Financial's third quarter earnings and merger announcement with KBW.

All lines have been placed on mute to prevent any background noise.  After the speakers' remarks, there will be a question-and-answer session.  If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad.  If you'd like to withdraw your question, press the pound key.

I would now like to turn the call over to Mr. James Zemlyak, CFO of Stifel Financial Corp.

You may begin your conference.

James M. Zemlyak - Stifel Financial Corp. - Senior Vice President and CFO

Thank you, and good morning, Operator. Good morning, everyone.  This is Jim Zemlyak, CFO of Stifel Financial Corp.  I would like to welcome everyone to our conference call today to discuss two items of importance.  Number one, our third quarter results.  And secondly, our merger agreement with KBW, Inc.

Please note that this conference call is being recorded.  If you would like to follow along with today's presentation, you may download slides from our website, www.stifel.com.

Before we begin today's call, I would like to remind listeners that this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Slide number one of today's presentation covers this in greater detail.  Forward-looking statements are not statements of fact or guarantees of performance.  They are subject to risks, uncertainties and other factors that may cause actual future results to differ materially from those discussed in the statements.

To supplement our financial statements presented in accordance with GAAP, we use certain non-GAAP measures of financial performance and liquidity.  These non-GAAP measures should only be considered together with the company's GAAP results.

And finally, for discussion of risks and uncertainties in our business, please see the business factors affecting the company and the financial services industry in the company annual report on Form 10K and MD&A of results in the company's quarterly report on Form 10Q.

With that, I would like to turn the call over to our chairman, CEO and president of Stifel Financial Corp., Ron Kruszewski.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Thank you, Jim.

Good morning, everyone.  First of all, I'd like to apologize for the delay.  We have literally hundreds of people that are calling in and we wanted to have some time to allow people to get out of the queue and onto the call.  So we did delay for a moment.  But want to be respectful of all of your time, and we'll get going.

A very, very exciting day for Stifel and I think KBW.  With me is Tom Michaud, who's the CEO of KBW.  Tom and I are going to talk about what I think is the real exciting news, which is our strategic merger with KBW.

But before we get to that, we released earnings this morning.  And so I thought I would do sort of an abbreviated call on our earnings.

I am very pleased with our third quarter results.  You know, it included record net revenues, as well as record net revenues and net income for the first time nine months of 2012.

Our results highlight the soundness of our balanced business model, particularly against the challenging economic backdrop.  In the quarter, both Global Wealth Management and the Institutional Group segments performed well.  And as you'll see today, we continue to invest in businesses that expand our client services and which we believe will return shareholder value.

Opportunities drive our growth, and today's announcement of our merger with KBW furthers our goal of creating the premier middle market investment bank, with a specialized focus certainly on the financial services industry today.

In the third quarter, the major indices moved higher when the Fed announced their much-anticipated QE3 program and investors gained confidence with what is happening in Europe.  However, the global growth prospects, pending election, fiscal cliff concerns all crept back into the market towards the end of the third quarter and have continued to today.

Given that backdrop, I'm very pleased with our results for the three months -- the third quarter.  We had record net revenue of $420 million.  It was up 26 percent compared to last year.  Results for the quarter include realized and unrealized gains on our investment in Knight Capital of $25.6 million pre-tax or $0.09 per diluted share after-tax.

Excluding Knight revenues of $395 million, we're 18 percent above last year's third quarter.  We recorded net income of $37.7 million or $0.60 per diluted share compared to net income of $22.3 million or $0.35 per diluted share last year.  Excluding the gain on Knight, EPS of $0.51, was 46 percent above the third quarter of last year.  Pre-tax margin improved to 15 percent and was 13 percent excluding Knight.  That compares to 12 percent a year ago.

For the nine months ended September 30th, we posted again record net revenues and net income; net revenues of nearly $1.2 billion increased 13 percent as compared to the first nine months of last year.  Net income of $98.6 million or $1.57 per diluted share compared with net income of $57.1 million or 90 cents per diluted share in the year-ago period.  Results for the nine months last year, if you recall, included a $0.47 per diluted share after-tax charge related to previously disclosed litigation and merger expenses.  Pre-tax margins for the first nine months were 14 percent.

The next slide breaks out our sources of revenues.  Comparing year-over-year results, lower industry volumes have continued to put pressure on our commission revenues, which declined 11 percent to $128 million.  Principal transaction revenues increased 34 percent to $103 million.  That was really due to our strong fixed-income trading volumes and, which were further helped by tightening credit spreads.

We had a great quarter in investment banking.  Revenues increased 94 percent to nearly $73 million, up from $37.7 million.  The year-over-year increase was the result of an increase in both equity and fixed-income capital-raising, as well as strong advisory revenues due to completing more transactions.

I would like to comment that the merger that we announced about this time last year with Stone & Youngberg has contributed nicely to our results in fixed income origination.  And I am also pleased to tell you that that merger is fully integrated.  Everyone's on board and we're doing a lot of business with respect to that merger.  Asset management service fees increased 8 percent to $62.9 million.

I will now provide details on segment comparisons for the quarter.  Results in both our Global Wealth Management and Institutional Group were solid.  Revenues compare with year-ago quarter increases in both segments.  Global Wealth was up 15 percent.  Our Institutional Group was up 50 percent.  The revenue mix was 60 percent from Global Wealth and 40 percent from the Institutional Group.

This is an improvement in the Institutional Group.  Now, we did record our Knight gain in our Institutional Group so that did help.  Our Global Wealth operating contribution increased 23 percent.  Our Institutional Group operating contribution was $33.4 million, which was up significantly, over 250 percent, compared to the third quarter of 2011.

I will now walk through the impact of our year-to-date investments, which we view as a key component of our strategy to grow the business.  I updated this chart to show both the impact and future potential.  Through October 31st, we've hired 132 financial advisers and 65 fixed income sales and trading professionals.

In the nine months ended September 30th, our core business, which exclude these investments I talked about last quarter, generated diluted EPS of $1.73, with a compensation ratio of 62.9% and pre-tax margins of 15.5%.  The revenues generated by our new investments were approximately $29 million, while operating expenses were $45 million.  This impacted earnings-per-share by $0.15, reducing our margins by 170 basis points.

I just want to highlight that these investments are coming online.  And you can see that in the third quarter, the impact was $0.02 versus $0.07 and $0.06 for the first two quarters, respectively.  And as our investments mature, a lot of it is new offices that we open, we expect them not to be a drag on earnings, but to increase our earnings.

We have not veered, as you're going to see in a moment, from our strategy of investing in down cycles.  We continue to position the company to take advantage of opportunities.

And with that, I want to turn to our strategic merger with KBW.  And I, again, cannot tell you how excited I am to be able to partner with the preeminent brand in financial services, a 50-year-old firm that has been a good and tough competitor and one that I am pleased to be able to now say is a good, tough competitor, but my partner.

So, let's take a look at the combination. I'll try to get through this pretty quick and give you a sense of how we've looked at this and then open this all up to some questions.

Why this combination makes sense?  We create the dominant force in financial services, includes equity research, equity and fixed income sales and trading and investment banking.  Highly complementary on the investment banking research, sales and trading platforms.  We do have significant synergies, but we are going to maintain KBW's premier brand.

The financial institutions, Tom's assured me it's poised to benefit from improving fundamentals.  This will also leverage our Global Wealth management and Capital Markets platform.  And this deal is expected to be accretive to Stifel in many ways, not just financially, but across many ways that you can measure accretion to the overall value of our franchise.

So, looking at Stifel and KBW today, I thought I would sort of introduce KBW and then I'll introduce Tom, who can tell you what he saw in Stifel.  But when we looked at the transaction, you know, with KBW, it is the leading global investment bank focused exclusively on the financial services industry.  Approximately 448 associates in 10 locations, celebrating your 50th year, so congratulations.

But what I like about this is all the number ones.  Number one adviser to U.S. financial institutions; number one manager of equity offerings for financial institutions; only boutique with comprehensive research coverage of financial services globally; 390 stocks covering the U.S; number two best financial sector research firm by Bloomberg.

It has the largest fixed specialist sales force globally, one that we intend to keep and the clients are going to see no change from the service that they've had.  It's a top-10 trader in the NASDAQ financial 100.  You know, it's a great firm.

Thomas Michaud - KBW, Inc. - President and CEO

Well, thank you, Ron.  Thank you very much for all those nice words about our firm.  And thank you as well to everybody who's on the call with us this morning.

I have to tell you that we're very excited about partnering with Stifel Financial.  We believe that this is the right deal for our shareholders, for our clients, and for our employees.  And like Ron said, I'd like to tell you a couple things about Stifel that got us very interested in partnering with them.

I think number one is the fact that they've been very successful.  One of the things we do quite often around KBW is study stock performance.  And if you go back since the time that we went public back in 2006, there's one standout in terms of stock performance, and that's Stifel Financial, and I think that the company's done right by their shareholders, and we've been very supportive of their strategy, and we're delighted to be joining them.

When you look at people, I think something that pans out is their financial advisors. They have over 2,000 financial advisors generating over a billion dollars of revenue.  That's a great stable base for an investment banking company.  Also we love the vision of the company, which is to be the leading middle-market investment banking firm in the country.

When you think about our expertise when you get into the mid and small cap level of financial services, it still is very unconsolidated, and those companies are very much in need of services that now the combined Keefe and Stifel going to offer, when we think about fixed income, merger advisory services, capital raising as well as just trading their stocks.

And many of those mid- and small-cap companies also have very heavy retail ownership, and we're very much looking forward to being able to work with those clients in trading the shares of those companies.

Also, too, Keefe and Stifel have shared a passion for the old fashioned approach to research, which we think that it's very valuable and we're excited about the platform at Stifel which is so broad, combined, we're gonna have one of the largest research platforms in the nation.

Also, too, we're very excited about all the capabilities that have been built in fixed income.  We have some fantastic relationships around the financial services industry, and we think that we're going to have a great opportunity to plug into that platform.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, thanks Tom.

As I've said on many calls, I think that our business model is based on balance.  We like to have that balance be approximately 55% to 60% from Global Wealth.

Global Wealth Management will change as opportunities come. This slide just shows that we'll go from about 62% GWM, 38% institutional, to about 54%, 46%. And the firm is certainly achieving scale in revenues. Our annualized net revenue base in the nine months is over $1.8 billion. And again, I think that the combination from a balanced perspective makes a lot of sense to us.

So, let's go over the summary of the key transaction terms.  Stifel will acquire 100 percent of KBW's common stock, and importantly, and $250 million of KBW's excess capital is estimated to be available to us at closing.  As it relates to consideration, the KBW shareholders will receive $17.50 per share or $10 in cash and $7.50 in Stifel common stock.

You can read the press release, the stock is collared, meaning a floating exchange rate, you'll get $7.50 per share if our weighted average volume proceeding the merger is between $29 and $35. Under $29 and over $35, the exchange rate should become fixed.  More details are in the press release.  Restricted stock will be exchanged, for the most part, for Stifel stock at $17.50.

There are significant synergies. We've already identified them as we do, but there'll be very few clients facing changes and our cost savings are principally from redundancies. We've assumed no revenue enhancements in our financial modeling, although I do agree with Tom that I think that there's a lot of capability that we'll bring together. And I'm looking forward to really building out together our fixed income model where we've been investing.

I'm pleased to welcome Tom to the team. He'll be joining the Board with another KBW outside director. Tom will be Chairman and CEO of the KBW. Actually, there'd be a separate legal entity within Stifel. And I think importantly, and this is the point that I want to emphasize to the investors and people that have looked at our deal, and that is - for those of you who've followed us, you know that I've always said that our philosophy is that we only want to do transaction with people that want to do them with us. And so, in every case we've always ask key people to agree by signing retention agreements that really commit them to the combined platform, in this case it's 14 months after we close, and here Tom, I haven't heard the update yet, but I know we went out to a number of people.

Thomas B. Michaud - KBW, Inc. - President and CEO

Yes, 85 of our top colleagues have signed on and have guaranteed the fact that they'll be with us for the next 14 months.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, longer than that, but they have agreed to that at that point.

And again that speaks to the fact that the top people here today are not listening to people, say what's going on here, they already understand the benefits of this. We've explained the benefits of this merger and we're going after it today. And I'm thrilled that's nearly everyone that we asked and congratulations on that. Again its approvals or customer regulatory approvals, this will require obviously KBW's shareholder approval.

And finally Tom, I want to say that we're honored to partner with you and continuing your commitment to 9/11. I know the importance to your firm and I am certainly honored to partner with you on that.

Thomas B. Michaud - KBW, Inc. - President and CEO

We appreciate that.  Thank you very much.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

So, looking at the transactions financials, the way Tom and I have talked about this, I mean, frankly, KBW is over-capitalized.  And so, we have identified, as I've said, $250 million really in excess liquidity.  And so what we've done, is we've looked at the purchase price, the gross, then we're taking out excess capital, $250 million that is really being financed off of KBW's balance sheet.

If you look at it that way, then you'll see that all the pricing multiples make a lot of sense in deals that have been successful for us in the past.  The priced average three year net revenues, as well within what we've done in the past, the purchase price, the stated tangible and adjusted tangible are all very reasonable, and you know this transaction is accretive both to EPS and book value per share.

And I will talk more about that slide, but it's important to understand the over-capitalization when we look at valuation.

If you look at how we looked at this, we have attractive returns based on conservative modeling.  We took our equity investment.  We take our purchase price, we add in our after-tax reduction, we deduct out our excess capital. And then we look at what we're going to use off of our balance sheet to right-size the equity investment, which we believe is in the $262 million range. It's about - we think our incremental shares will be about 8.9 million shares that we'll put out. We believe that we've looked at revenues of between $250 million and $325 million, we're just trying to be conservative, it's been a typical year - a trough year for you and I think you're near to $250 million level, but in a difficult year and we believe that we will have estimated non-comp operating expenses of about $64 million.

So if you look at all of that, what we believe is that our expected return on equity will be between 10 percent and 16 percent, and we believe that it is approximately 5 percent to 7 percent of accretive to EPS.. As we've done in the past, you know, we identify the costs that need to be eliminated.  We will tell you what those are.  But once those costs are eliminated we believe that on a core basis, this deal is accretive to earnings per share.

You know, Tom you've told me a number of times that this is the time to invest in financial services. It is probably too late for me to change my mind.

Thomas B. Michaud - KBW, Inc. - President and CEO

Yeah. Well, A, we do think there are opportunities, but frankly in most markets there always are good stocks to come by. But we're excited about some of the trends that are happening in financial services. If you look at the top right part of this chart, you'll see that for the first time since 2006, financial service stocks are starting to outperform the market. And we think that that's a positive opportunity for us. And if you look over at the left part of the slide, you see some of the trends that we continue to monitor and follow. Number one is that the nation still has 7,200 depository institutions and we feel there's still is a lot of consolidation ahead of us.

The operating environment is quite tough for many banks. Most banks did not think that interest rates were going to be this low for this long, and we think that that could be a real strategic catalyst going forward. The credit quality in the industry continues to improve. It had 10 straight quarters of improving non-accrual loans. And typically when credit quality is improving in the banking industry that is a leader for more consolidation activity,  And also two the Basel III changes in particular, where banks are down as low as $500 million in assets are now being required to follow many of the Basel requirements which I think was a surprise to most of the industry.

And then on the bottom right of this chart, you can see what financial investment banking fees typically mean to Wall Street. For example 22% of the Russell 2000 is awaiting in financials; financial services investment banking fees are quite substantial. And we believe on this new platform we're going to have an enhanced ability to go after many of those fees.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I believe you, Tom.  And I'm excited to do this.  I believe the financial services sector is going to significantly rebound and provide tremendous opportunities in investment banking and as an investment for many of our investors.

So the next slide just looks at our combined platform. We will be the dominant force in the financial services vertical.  And what I'm most struck about the slide is just the number of ones.  I mean, in investment banking number one depository book runner, number one conversion advisor, number one FIG M&A adviser.  We will be the most trusted adviser to financial institutions.

Thomas B. Michaud - KBW, Inc. - President and CEO

And then in equity research, the combined firm is going to have the largest platform for equity research, which, again, both of us share the vision that that's very important, as well as the number one depository equity research coverage.  We'll have a footprint of 427 companies under coverage.

And then in terms of sales and trading, we have invested a lot in developing a special sales force which will continue to operate under it's own brand.  And we've also invested a lot in trading and market making.  We're going to continue to make a market in a very broad range of stocks, which I think is going to marry up very nicely with the private client business of Stifel.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

And, as I said and I'll say again, we've seen significant growth opportunities in fixed income.  It's been a major growth initiative for us.  We've hired, as I've said, 65 professionals this year and we have a focus, on the highly fragmented depository space.  And I'm looking forward to being a major provider of fixed income services to depository.

I'll  turn now to our operating strategy.  The addition of KBW adheres to the philosophy of building out highly focused specialized businesses, but within an integrated platform.  It's very important that I explain on this call that how much we respect the KBW brand and the specialized sales force.  And so we're looking at how we look at our business. Our Global Wealth Management business includes Stifel private client and our bank. Stifel bank today is almost $3.5 billion in assets and Global Weatlth is about $1 billion in revenues.

And then if you look at the way we'll look our institutional world, you can think of it in two ways:our middle market experts that Stifel has in all of our research but not in FIG.  And it's about a $600 million business between fixed income and equities.  It will continue doing what it's always done.  And we're going to combine the best of Stifel's, FIG research, investment banking, and in trading.  And, we're going to combine and merge that into what will be the KBW brand within Stifel.  And so FIG will have a separate sales force.  Frankly, we'll have two mornings calls that will be separate, and we are going to run very hard together in FIG.

We'll be one, integrated, tightly integrated firm on the back office, but from a client perspective we're going to maintain the KBW brand in which you've built over 50 years.  And we're very excited.  And we've said, we see that as a $250 million to $325 million opportunity.

This deal simply leverages our platform.  We think we're approaching the integration right.  We are going to integrate the best of what KBW is about.

So we think that maintaining the culture and brand of KBW's important.  KBW will become, as I said, the financial institution brand for Stifel.  The best performers on both teams join together to drive our future growth.  We will keep KBW research separate and the equity sales force will be maintained.  The KBW existing sales force will be responsible for all FIG sales coverage.

And we'll integrate KBW's fixed-income expertise, which is impressive, into our substantial platform.  And we've thought a lot about this, and as you know, we at Stifel take integration very seriously, and we've thought about it.

And we'll quickly go through these again.  We we will be the largest provider of research on a combined basis, and we're number one provider of research in technology, transportation, REIT.  And now we're number one in FIG.  We're the number two provider of small cap equities.  The research coverage is very impressive, 427 companies, number one in big equities, number one in depository.  You can see the pie chart.

Looking at trading, again we combine, and we're now distancing ourselves from the middle-market banks as number two in trading volume.  And this affirms our equity research platform.  We're not only writing research, we're trading very well.

If you look at our investment bank, our all manage equity offerings since 2005, we moved from 12th to seventh.  And, impressively, on book run equity offerings in our circle we focused on, which is the middle-market, we've defined it less than 500 million in market cap since 2005.  We go from ninth to second.  We share that focus on small-cap stocks, and that's impressive.

And, you know, Tom, you're going to be CEO of what I think is the  dominant force in financial services, and walk us through a couple of these rankings.

Thomas B. Michaud - KBW, Inc. - President and CEO

Sure, Ron.

What you showed in that prior slide is how the firm's going to be moving up into the book runner position.  And, typically, when you're in the book runner position, your opportunity for fees is three to five times the size as if you're in a co-manager position.  Plus, the opportunity to trade the shares in the after-market grows.

And so we're excited about this transaction because we think with the broader capabilities, and in particular the private client business, we're going to have a chance to continue to move up.

And also, when you look at the combined efforts in our banking business, which includes some of the Ryan Beck staff, historic Ryan Beck staff and the Stifel staff, we're going to have a very broad coverage effort.

And then, with the skills that we have, we think we're also going to be more competitive in the higher end mid-cap space as well to compete for lead managed business.

And as you can see, we have a very good book put together, whether it's been the bank IPO book runner space where we had had the number one position and now you can see Stifel had a very strong position as well.  And combined we've had -- we have a great league table standing.

When you look at a big IPO and follow-on book runners since 2005, not just the depositories, you'll see that we also have a very good footprint there.  So it's not just banks in financial.

And then when you look at advisory work, on the top right, KBW has been the number one adviser, and now with the folks who've contributed to Stifel's effort, we think we're going to be able to have an even stronger presence there.

And then both firms are very committed to the conversion business.  Our firm had been the number one firm in terms of number of conversion, yet Stifel had been the number one firm in terms of dollars amount of proceeds.

And so when you put the two firms together -- and both teams are going to continue to work on this for us -- we think we're going to have a very credible effort.

We also continue to pay attention to the credit union industry, which I don't believe has started its conversion activity yet like it may in the future.  So that's another opportunity for the two firms to combine.

On the next page you can just see the mix between the two firms, both in terms of M&A and capital markets.  And what you'll find is in the M&A business consolidation in the banking industry has been more popular than it has been in the other areas of FIG, but sure enough we do complement each other.

And we're very excited about what we can do together in capital markets.  The banking industry has very much recapitalized itself, and so we think that maybe from a mixed perspective there'll be a lot more capital raising in other sectors of financials, and we think, given the track record of both firms, we're going to have a great footprint in that business as well.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Again, fixed income, their expertise will be integrated into our platform.  This has been a major growth initiative for Stifel.  Our platform has client trade volume approaching 300 million, widespread coverage with a sales team of over 200 professionals.

You know, we have the core of products.  And, again, combining with KBW's expertise and your relationships on the depository side, this is going to, I certainly believe, be accretive. And, we haven't built in any revenue enhancements.

Also, this will leverage our global wealth management platform.  As we've said, 2,000 advisers, over $130 billion in client assets.  That helps with their research, what they can do, all the deals.  This is very, very nice.

The last is I believe, you know, Tom, and with you, and I can just tell the way we've worked together to put this deal together, that we're going to integrate this in the manner that we've integrated other deals, as evidenced by the fact that you've had all of the people that have signed on to this deal.

If you look at our transactions over the past, starting with Legg Mason Capital Markets, Ryan Beck, our bank, Butler Wick, UBS branches, Thomas Weisel, last year Stone & Youngberg, today KBW, each merger prior to this one has been accretive to Stifel, and retention remains extremely high.  You can see that we've integrated these while increasing our stock price.

And you could see that when you started this, the revenues have grown from $260 million to nearly $1.6 billion, without counting KBW in.  And, not only does the integration help, but, importantly, half of our growth has been through acquisition; the other half has been organic, because the mergers in and of themselves create opportunity to have organic growth.

I believe that the way we've operated to this point, KBW will equal the success that we've had in integration, and that this will be a successful deal and we're going to be a dominant player in the marketplace.  I look forward to that.

So with that, it was pretty long, but we're excited about it, and we're hopeful all of you on the call are excited about it, and we'll take some questions.

Operator:

At this time, I'd like to remind everyone, in order to ask a question, please press star, then the number 1 on your telephone keypad.

Your first question comes from the line of Devin Ryan from Sandler O'Neill.

Your line is open.

Devin Ryan - Sandler O'Neill - Analyst

Hey, good morning, guys.  How are you doing?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Good, Devin.

Devin Ryan - Sandler O'Neill - Analyst

So, you guys are obviously very experienced acquirers, and historically have bought businesses that I would say are not hitting at their full revenue potential when you do.

So in the revenue assumptions that you gave of $250 million to $325 million that you're calling conservative and based on tough years, can you speak a little bit to why you're doing the deal now, kind of with the business hitting kind of trough revenues?  And then if that does represent something closer to trough in your view, can you give us a sense of what you think is maybe a more normal level or how we should think about that?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, I think the slide answer that.  You know, we're not going to go to Tom, during the years when you generated over $400 million of revenue, as recently as 2010.  Look, I don't think there's any question that it's been a difficult capital markets environment not just in FIG, but across the board.

Why now?  This is the premier brand in financial services.  You know, it's not like there's 10 KBW's.  There's one KBW.  This opportunity presented itself.  It presented itself in a manner that is like other transactions that we've done.  And now is a good time.

Devin Ryan - Sandler O'Neill - Analyst

OK, thank you.  And then I just wanted to get a little more color on the cost-saves.  If I'm looking at the detail that you provided correctly, the $64 million of incremental operating costs mentioned on the slide deck, that would seem to imply that you're cutting KBW's current noncomp expense base in half.

So I'd just love to get a better sense of what the big areas of the reductions are going to come from; if you have a timeline for extracting those; and then any additional color on maybe the size of the charges that would be taken between now and then.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, we're working it the other way, because I think it's difficult to say what cost saves are since there's been a lot of reductions in what Tom has done to right-size the cost base to the lower revenues.  So we're giving it to you a different way.  We're telling you that you can take your estimate for our non-comp operating expenses and add $64 million.

That's across a broad swathe of areas -- communications, you know, all the public company expenses that you have which are tremendous.  Obviously, back office, clearing is a big number in terms of that.  There are some charges in duplicative contracts, leases  I think we'll update more of that in future calls as to what exactly that is.  But I'm confident on the $64 million of incremental operating expenses.

Devin Ryan - Sandler O'Neill - Analyst

OK, great.  And just lastly, did you guys give a closing date yet?  I may have missed that.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

As soon as we can, but, you know, it requires things that are out of our hands in terms of, you know, we need KBW shareholders to vote and we have other documents we need to file.  But I'm looking forward to getting this thing closed and having a great 2013 together.

Devin Ryan - Sandler O'Neill - Analyst

OK.  Great.  Thanks for answering my questions.  I'll hop back in the queue.

Operator:

Your next question comes from the line of Hugh Miller from Sidoti) and Company.  Your line is open.

Hugh Miller - Sidoti & Co. - Analyst

Just a question about the rationale for, I guess, keeping the franchise as an independent subsidiary, you know, which I think is a little bit different from how you guys have structured things in the past.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Absolutely different.  And, you know, I'm not sure that any of our integrations have been cookie-cutter.  We look at each of them individually, with an eye toward maintaining client service.  And in this case, it should be clear certainly to anyone that that does business with KBW, the importance of maintaining the brand and the specialized sales force and the sales and trading.

It was obvious to me, and so to integrate the sales force, for example, would really not have been very smart.  So, we're not going to do that.  FIG is a very unique vertical.  I think we know that and we have been thinking, and I know a number of firms have tried to establish a FIG vertical.  But the way to do it is the way we're going to do it.

Hugh Miller - Sidoti & Co. - Analyst

OK.  And I guess KBW also had announced that they are exiting, you know, their Asian operations.  I was wondering, I guess, how much of a factor I guess this particular transaction had on that decision?  I guess, you know, as it does add a little bit of stability with the retail segment, which is, you know, reduces some of the volatility in the business environment.  I was just wondering, you know, kind of the thought process for now deciding to kind of move away from that expansion?

Thomas B. Michaud - KBW, Inc. - President and CEO

I think there were two reasons for that.  I think the first is how challenging the cash equity market is in the Asian market.  We were the only specialist firm to be executing that strategy there.  And while we were launching, volumes really declined significantly.  And it was our judgment that this was not going to be short-term.

Now, we were very, very excited about the quality of the product we had, but the activity, frankly, just wasn't there and we felt that it was going to remain in a loss position for the near-term horizon and that that wasn't acceptable at this time.

We're very excited about other parts of our international operation in Europe, where we've been there since 2004.  We've got scale there.  We have some very highly rated analysts in that market.  And so we're going to be more focused on that market, as well as on our home market where we think there's a wealth of opportunity as well.

Hugh Miller - Sidoti & Co. - Analyst

OK.  And the last question I had, Tom, you guys did announce third quarter earnings, obviously, you know, showing some challenges in the core business in both the commissions, but also the investment banking area.  I was just wondering, what the conversations with the clients are about, what kind of gets things kick-started for consolidation within the regional banking space for M&A?

And also, seeing the potential for underwriting to really pick up.  Where do we stand now with the cycle and, what kind of gets that ball rolling here in the near term?

Thomas B. Michaud - KBW, Inc. - President and CEO

M&A activity is definitely picking up.  We can see it -- all of our bankers are busy in the depository space.  The number of deals that we've announced year-over-year is up.  And I think really what it is, like I said earlier, the length of time that we're in this low interest rate environment, and a lot of banks are really being squeezed on their net interest income, which is typically two-thirds of their revenue.  And I think that's causing a lot of banks to think about taking cost savings out and combining with potentially a larger institution.

And also what's really interesting is that we've been studying where's the sweet spot in banking right now.  And we have found that the $5 billion to $10 billion banks are the most profitable banks in the industry right now and they're also the most highly valued.

And so we think in that sweet spot, you could see banks around that asset size executing a lot of consolidation.

With regards to capital raising, I think there's about 290 banks that still have TARP preferred or some type of TARP instrument, and we're getting closer to the recast moment in the interest rates and those prefers.  And so we're seeing more activity.

We just announced a deal couple of weeks ago for a client in North Carolina, where they they did an exchange, they raised capital, they sold back the bad assets.  And so there still is going to be a lot of that restructuring work going on.

But, where I'm getting more excited, is away from the depositories, and it's capital raising in the specialty finance space, where you still have the $10 trillion in mortgages in the country, $7 trillion of them are in some capacity backed by the government.  And that's going to have to change over time, and there's gonna be a lot of evolution in the mortgage industry.

So, we're spending a lot of time, outside of depositories, thinking that there is going to be a lot of capital raising there.  And I think, with our combination, with the private client business that we're now going to have access to and some of the other products with the combined company, we're eager to participate more in that space.

Hugh Miller - Sidoti & Co. - Analyst

Great, thank you for the color.

Operator:

Your next question comes from the line of Chris Harris from Wells Fargo Securities. Your line is open.

Chris Harris - Wells Fargo Securities - Analyst

Good morning guys. I want to come back to the expenses we're expecting here.  Just to get a little bit more detail, can you guys give us the actual dollar amount, the cost you expect to come out of the combined business, both comp and non-comp?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, again, add $64 million to our our expenses?  OK, if you want a sense of comp to revenue, you know, you can use 57 percent, 58 percent.  And so, when you do that, you can back into your own estimate, whatever base you want to start with as to what the cost saves are.

I don't approach it that way, because you never know from where you start.  I look at what is it going to cost to maintain this business on our platform.  And what comp to revenue including the fixed comp that we're going to need above the professional comp.

So, you know, it's a backwards way of answering your question, but I gave you the two numbers.

Chris Harris - Wells Fargo Securities - Analyst

OK, so just to make sure I understand fully.  It doesn't sound like there's going to be really a tremendous amount of, if any, head count reduction as a result of this deal.

Is that a fair assumption to be made?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, look, there's always some redundancies, alright?  But, you know, KBW today is not operating under a 58 percent comp to revenue model, they're not operating at $64 million of non-comp.  So I think there's significant savings, and as I've said, when you run those numbers, we believe our return on equity investment is from 10 percent to 16 percent.

Chris Harris - Wells Fargo Securities - Analyst

OK, so with a head count reduction, where do you guys see the most redundancy?  Where do you think we'll see some staff reductions?  What areas of the firm?  And then, is it going to be more concentrate on the KBW side?  Or is it going to be potentially Stifel head count reduction?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I think it's going to be less so on the customer facing side, when you look at the mix over time.  I feel comfortable saying that.  And we've already done a lot of work together at thinking about who is going to be customer facing in what particular spot.  So we think that they'll be less there.

Chris Harris - Wells Fargo Securities - Analyst

OK, last question then for me, really for you, Tom.  Wondering why do this deal from a KBW perspective at only a 7 percent premium if we're at a trough level of revenues right now for you guys?

Thomas B. Michaud - KBW, Inc. - President and CEO

Well, I think there are two things to that.  I think number one is our board voting unanimously in favor of this transaction because we believe it's fair to the shareholders.  And I think that's the first reason.

The second reason is that, we think there's more to come.  We're excited about this combination, and it's interesting, because we do think there are catalysts around the corner, and the question is, we've just expanded our product suite of things that we can do, and I think our market share is going go up.  And the more time we spent with Ron, the more we felt that we were stronger and better off together, than KBW approaching those opportunities by ourselves, with a smaller product set than we now have.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I can't answer that question for you, but from my perspective, we are better together, and I look forward to that.

Chris Harris - Wells Fargo Securities - Analyst

OK, guys, thanks.

Operator:

Your next question comes from the line of Patrick O'Shaughnessy from Raymond James.

Your line is open.

Patrick O'Shaughnessy - Raymond James - Analyst

Hey good morning guys.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Morning.

Thomas B. Michaud - KBW, Inc. - President and CEO

Morning.

Patrick O'Shaughnessy - Raymond James - Analyst

Can you kind of walk me through the process if you're able to talk about it, about how the merger came to be?  Have you guys been talking about this for a few quarters?  Did it just come up recently?  And if you can, if there is any sort of competitive bidding process?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Look, I mean at this point, that'll all be disclosed in the proxy.  I don't think we're in a position to talk about that now.  Fair enough?

Patrick O'Shaughnessy - Raymond James - Analyst

OK, fair enough.

A second question I have is, Ron, for the cash component that you guys are paying for the deal, I think from slide 16, it suggests that some of it's coming from cash borrowance.

Can you just walk me though, you know, how much of that cash is coming from your balance sheet, if you're gonna have to take out additional debt to pay for this, or how you think about that?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Yeah, look, I think we are well capitalized.  And we believe that between the cash on KBW's balance sheet, and our excess liquidity that we have on Stifel, we don't think we really have to do anything to fund this deal in terms of accessing the capital market.

Patrick O'Shaughnessy - Raymond James - Analyst

OK, that's helpful, thanks.

And then a last one if I could.  So, Ron, you talked about your kind of ideal business mix is probably 55 percent retail, 45 percent institutional.  And you're kind of at that with this deal in a pro forma basis.  You know, do we expect that you guys will still look for M&A after this, or do you kind of say, "You know what, this is what we want to look like, and now we're just going to try to execute?"

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well look, this is what we look like, and we are gonna execute.  And I've always said that at 60-40 what tends to happen is opportunities come along and it changes that mix.

So, you know, we have a vision to build and I think we're getting there, the premier middle-market investment bank.  This was an opportunity that we felt we had to do if we're going to achieve that goal.  We're going to make this work.  The integration will obviously consume some of our time and energy and maybe our looking around for the next opportunity, but we expect to get this done.

I don't think this integration is really that difficult at all, especially considering how we're approaching it.  And, you know, we'll either do something or we'll do nothing depending on the next opportunity, how it presents itself and how it fits into our goal of doing this.

I've always said we are not looking to just get larger, we are looking to get better.  This deal makes us better.

Patrick O'Shaughnessy - Raymond James - Analyst

Great.  Thank you.

Operator:

Your next question comes from the line of Alex Blostein from Goldman Sachs.  Your line is open.

Alex Blostein - Goldman Sachs - Analyst

Thanks. Good morning, everybody.

Ron, I wanted to follow up just one more on expenses because it just feels like there's just still some outstanding questions here.  On the comp rate that you provided, 57% to 58&, you're talking about the overall firm comp rate?  That includes wealth management business?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

No, I was trying to answer the question that if you look at how I looked at KBW across the revenue spectrum and you applied that comp ratio and $64 million of OpEx you can figure out how I get to 10 percent to 16 percent ROE.  And that should allow you, based on whatever your models are to determine what's the level of assumed cost saves are both in comp and in non-comp. It's just approaching bottoms up instead of top down.

Alex Blostein - Goldman Sachs - Analyst

Got it.  OK, yeah, because you guys in capital markets are right now running, you know, a little bit north of 60 percent comp rate; KBW is 65 percent, 66 percent, so I guess that answers the question.

Second point is on the strategy part, you guys have been quite successful growing the bank, and that has been a very accretive way for your guys to add to earnings.  What does this deal do, I guess, to your ability to deploy capital into the growth of the bank?  Do you think it's going to slow over time, or what's kind of the decent loan rates for growth there now?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I don't think that does anything to the balanced approach that we've done with building the bank.  We have a capital plan.  We're generating earnings.  We create capital and earnings.  And looking forward we, even with this transaction, we are well capitalized.

And so, this certainly doesn't make me think we can't, you know, continue to build the bank, but we've built the bank in a balanced fashion and that will continue.

Alex Blostein - Goldman Sachs - Analyst

OK.  And then I guess, going along the lines of strategy here, this deal certainly puts you, I guess, a little bit more in the institutional investment banking camp versus more of a wealth management camp -- great business but clearly a more volatile business.

So from a multiple perspective, the way you guys think about the stock, how did that, I guess, play into your decision to do this deal, since it feels like the blended multiple in the business probably should be a little less than the Stifel multiple pre-deal?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, that's your opinion, and I respect that.  But you know, we're building a firm that we'll look back and -- we want to be a firm that emerged from the meltdown in financial services in 2008 and 2009 and that firm is a balanced investment bank with private clients and investment banking.

And this deal, and this ability to partner with the premier financial institution boutique is, you know, what's compelling.  And I think institutional business is poised to rebound, and when it rebounds, I think you're gonna see significant additions to our earnings and to our margins.  Business is cyclical, but when it's good it's very good.

So, we just looked at it and said this fits the vision of the firm we're trying to build and therefore we execute it.  I think it adds value, and I don't think -- I don't necessarily agree with the fact that it's a lower multiple.

Alex Blostein - Goldman Sachs - Analyst

Got it, fair enough.

And then sorry, just the last one on the timing I guess you guys don't have the certain date for closing, but do you have an expected date just so that we can start thinking about these numbers flowing through the models?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Yeah, look, I'd like to think it'd be early 2013

Alex Blostein - Goldman Sachs - Analyst

Gotcha . Great, thanks so much.

Operator:

Your next question.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I kind of miss Joel Jeffrey from KBW asking you a question. Where's Joel?

Thomas B. Michaud - KBW, Inc. - President and CEO

Exactly.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

OK, go ahead operator.

Operator:

Your next question comes from the line of Glenn Schorr from Nomura. Your line is open.

Glenn Schorr - Nomura - Analyst

Hi, thanks very much.  Couple of quickies.

In the 85 people that have signed retention agreements, I just want to make sure I understand.  So that would take care of comp for 2012 and 2013 and just curious what the total dollar amount is, and is that included in the purchase price?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Yes, I mean we did retention with stock the way we often look at this.  You'll see some charges that go through with respect to that.  But we always view that as purchase price, and that therefore, when you look at the way we looked at our return on equity investment you'll see a line where we add the after-tax cost retention to purchase price those shares.  We then build into our 8.9 million incremental shares that we'll have outstanding and we throw it all in as purchase price.

And so that's all based in these numbers.

Glenn Schorr - Nomura - Analyst

Perfect, thank you.

On slide 17, where you talked about financials always being a big part of the IB revenue share.  And I agree, it's going to go up, I'm just curious if you've done a cross section to see what is produced by say the big parts of financial services versus the small or medium part that you tend to dominate.  And -- and if that has an impact on the acquisition, if you are able to as a larger firm go up stream if you will.

Thomas B. Michaud - KBW, Inc. - President and CEO

Our strategy had been to move up stream.  But that doesn't mean for the nation's biggest banks. That is a very competitive space particularly for underwriting, particularly for debt capital markets.  But there still are some very large regional banks that are below the big universal banks or the biggest super-regional banks and I think that we're going to be more competitive in that space now because of this partnership.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

But I think we can be upstream...

Thomas B. Michaud - KBW, Inc. - President and CEO

That's right, yes, yes definitely.  We'll be more competitive together than individually.

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

But look, credit conditions are improving.  I believe you're going to see catalysts to drive a lot of capital markets transactions overall, as we come out of this crisis.  And I believe that that, in general, the rising tide that's going to raise all ships, including this.

But with our additional capabilities, combined with KBW, I believe that our ability, our target range, is there.

Glenn Schorr - Nomura - Analyst

I appreciate it.

Last one is, and I agree with most of your points that low rates and everything else you mentioned driving activity.  But the one question I have -- I don't know if this is for Tom or not, but how important would certain SIFI buffers and certain asset-level cutoffs be or has it been in getting banks to transact and get larger if they don't know what kind of capital charge comes along with being, let's just call it "the next size up"?

Thomas B. Michaud - KBW, Inc. - President and CEO

I think, first of all, I think the nation's biggest banks are probably not going to be the banks involved in consolidation.  And particularly, it's got a lot of the universal banks that are already above the deposit caps.  So I don't think they'll be buyers of depositories.

But it's interesting, because what we're finding is that at the $10 billion mark, there's an additional level of regulation that kicks in.  And what we hear a lot from these managements is that if they're going to go through $10 billion, their belief is that leveraging that additional regulatory cost over a bigger footprint and asset base and earnings stream is a worthy thing to do.

So we've seen some banks when they pierce these levels that they want to keep going.  And I think that that $5 billion to $10 billion range that I spoke about earlier, what we believe is happening is that you're big enough to leverage your regulatory costs when you get into that space, and you're also big enough to have a broader range of products.  Below that space, it's harder to do both of those things.

So, I think that this regulatory transition that we're in is going to play and important role in consolidation.

I hope that answers your question.

Glenn Schorr - Nomura - Analyst

It does.  It does.  Thank you.

Operator:

Your next question comes from the line of Judy Delgado from Alpine Associates.  Your line is open.

Judy Delgado - Alpine Associates - Analyst

Yes, thank you.  Most of our questions have been answered.  Could you detail what regulatory approvals in particular are required for the merger to close?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Yeah, well, the regulatory -- we have FINRA and we have the Fed.  Those are, you know, we'll get those.  We obviously have Hart-Scott, which we don't anticipate any problems.  And probably the biggest thing is the shareholder approval.

Judy Delgado - Alpine Associates - Analyst

Thank you.  And could you also just detail the stock caller for shareholders -- the expectation, perhaps; if there are any walk-away prices or protection for Stifel in this transaction?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

We'll there's a collar and customary merger provisions as it relates to termination.  But our shares float between -- between $29 and $35, then it becomes fixed after that.  So, you know, the deal value fluctuates above $35 and below $29.  And some of the volatility in the share count is within the range, if that makes sense to you.

Judy Delgado - Alpine Associates - Analyst

Yes, thank you.

Operator:

Your next question comes from the line of Tony Rainer from Cantor Fitzgerald.  Your line is open.

Tony Rainer - Cantor Fitzgerald - Analyst

Congrats on the deal, guys.  Another good deal.  Can you just go through, as far as regulatory approvals, what exact states do you need to get approval before you close this thing, if any?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

You broke up.

Tony Rainer - Cantor Fitzgerald - Analyst

Hello?  What individual states do you need as far as regulatory approvals, if any?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

None, none that I'm aware of.

Tony Rainer - Cantor Fitzgerald - Analyst

OK.  FINRA approval, stuff like that?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

FINRA approval.  Look, I don't want to in any way discount the need for anyone that can ask any questions, but my understanding is there's no state-specific FINRA.  We'll obviously review the transaction and they can approve it, but we don't see anything here unusual at all.

Tony Rainer - Cantor Fitzgerald - Analyst

And what about any foreign approvals -- U.K, Hong Kong, anything?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

You know, we have the FSA and all of the regulators. They will look at our combined plan.  They'll look at our capital plans.  But again, I think we've done this conservatively and I don't anticipate any issue.

Tony Rainer - Cantor Fitzgerald - Analyst

OK, I appreciate it.  Thanks so much.

Operator:

Your next question comes from the line of Chris Harris from Wells Fargo Securities.  Your line is open.

Chris Harris - Wells Fargo Securities - Analyst

Thanks for the follow-up here, guys.  Just two quick ones.  One on the revenue range for KBW, $250 million to $325 million that you guys lay out on slide 16.  Is that, I assume those numbers that you have there, does that kind of takes into account potential staffing reductions we might see?  And then I'm just kind of curious as to how you think you can maintain that level of revenue at KBW if there are, you know, some head-count reductions?

Ronald J. Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Look with the client facing businesses, the people that generate revenue at KBW and the people at Stifel in the FIG practice are, you know, we are keeping those people.  We're not talking about any reductions for the people that face our clients and provide that service.

Chris Harris - Wells Fargo Securities - Analyst

OK.

Ron Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

I never view revenues as synergistic.

Chris Harris - Wells Fargo Securities - Analyst

So you might, after this deal is done, you could conceivably have, for example take the world of analysts, you could conceivably have two analysts covering the exact same stocks, just because one is on the KBW side and the other is on the Stifel side.

Ron Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, no.  I mean, that's a good question, to clarify that.  I mean, we obviously have a plan to have a research product that combines the best of what we're doing.  I'm glad you pointed that out because I don't want there to be confusion on that.

On the Stifel side, we cover, you know, 1,000 names anyway, or close to that, outside of FIG.  After the merger, we will not have FIG covered by a Stifel analyst.

All of the FIG business will be done under the KBW banner and brand, and the KBW sales force will be the specialized sales force that markets that research product.

We're not going to have two analysts -- imagine that, what if they had conflicting opinions.  That'd be interesting.  But we're not doing that.

Chris Harris - Wells Fargo Securities - Analyst

Okay.  Thank you.

Operator:

And with no further questions in queue, I turn the call back over to Mr. Kruszewski for closing remarks.

Ron Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

Well, I would like to close by, again, I'm pleased with our quarter.  I think that, while that was very good news, it is overshadowed by the great news of welcoming our new partner from KBW.  We look forward to getting out and seeing our clients and talking to people.

Tom?

Thomas B. Michaud - KBW, Inc. - President and CEO

Yes, thank you, Ron.  We're delighted to be partnering with Stifel.  And we think that, like I said earlier, we think this is the right deal for our shareholders, for our clients, and for our employees.  And we look forward to working with Ron to build the premier middle market investment bank.

Ron Kruszewski - Stifel Financial Corp. - Chairman, President and CEO

With that, thank you for your time, your questions and participation.  And we look forward to updating you in the future.  Thank you.

Operator:

And this concludes today's conference call.  You may now disconnect.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this Current Report on Form 8-K that relate to Stifel's or KBW's future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain KBW stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of KBW's business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to KBW's or Stifel's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel's, KBW's or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and KBW, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled "Risk Factors" in the proxy statement/prospectus to be mailed to KBW's shareholders and in Stifel's and KBW's respective filings with the U.S. Securities and Exchange Commission ("SEC") that are available on the SEC's web site located at http://www.sec.gov, including the sections entitled "Risk Factors" in Stifel's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and "Risk Factors" in KBW's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information

In connection with the proposed Merger, Stifel will be filing a registration statement on Form S-4 that also constitutes a prospectus of Stifel and other relevant documents relating to the acquisition of KBW with the SEC. The registration statement on Form S-4 will include a proxy statement of KBW, and the final proxy statement/prospectus will be mailed to shareholders of KBW. Stifel and KBW shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, KBW and the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and KBW, without charge, at the SEC's website (http://www.sec.gov). Free copies of Stifel's filings also may be obtained by directing a request to Stifel's Investor Relations by phone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel's website (http://www.stifel.com). Free copies of KBW's filings also may be obtained by directing a request to KBW's Investor Relations by phone to (866) 529-2339, in writing to KBW, Inc., Attn: Alan Oshiki, c/o King Worldwide Investor Relations, 48 Wall Street, 32nd Floor, New York, New York 10005, or by email to kbw.inv.relations@kbw.com.

Proxy Solicitation

Stifel, KBW and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of KBW with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.   Information regarding Stifel's directors and executive officers is also available in Stifel's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 20, 2012.  Information regarding KBW's directors and executive officers is also available in KBW's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 27, 2012.  These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at KBW and Stifel Financial.